FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, February 17, 2011

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2010

(Note: All dollar amounts in this news release are expressed in U.S. dollars, except as otherwise noted.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces fiscal year 2010 net earnings of $469.0 million ($21.31 per diluted share) compared to $856.8 million ($43.75 per diluted share) in 2009, reflecting lower net gains on investments and weaker underwriting results, partially offset by a corporate income tax recovery for 2010.  Book value per share increased to $379.46 at December 31, 2010 from $369.80 at December 31, 2009, an increase of 5.3% (adjusted for the $10 per share common dividend paid in the first quarter of 2010).  In the 2010 fourth quarter, Fairfax had a net loss of $364.6 million ($18.43 per diluted share) compared to net earnings of $79.4 million in the fourth quarter of 2009 ($1.65 per diluted share).  The loss arose primarily from higher net mark to market investment losses in the fourth quarter of 2010 (net losses on investments of $683.9 million compared to $30.3 million in the fourth quarter of 2009), partially offset by the higher corporate income tax recovery in the fourth quarter of 2010.

“After an outstanding three years during which our book value per share went up by more than 146%, our book value per share increased by only 5% in 2010 to $379 per share,” said Prem Watsa, Chairman and CEO of Fairfax.  “Our muted increase in book value in 2010 reflected mark to market losses in our bond portfolios particularly our muni bonds, primarily as a result of an increase in interest rates, together with the elimination of significant gains in our common stock portfolios due to our decision to hedge those stock portfolios.  We remain comfortable with the safety and total return potential of our bond holdings which consist primarily of high quality municipals (predominantly guaranteed by Berkshire Hathaway) and government securities which we plan to hold for the long term.  Our excess capital generated over the last few years permitted Fairfax to acquire five companies: Zenith National Insurance, First Mercury (closed on February 9, 2011), Pacific Insurance Berhad, Malaysia (expected to close in the first quarter of 2011), a 41% interest in Gulf Insurance and General Fidelity Insurance (a runoff company).  Our company continues to be soundly financed and we ended the year with $1.5 billion of cash and marketable securities at the holding company level.

“2010 marks the end of the first 25 years of Fairfax.  During that period, book value per share has compounded at a very gratifying 25% per year and our common stock price has followed suit at 21% per year.”

Highlights in 2010 included the following:

•
The combined ratio of the insurance and reinsurance operations was 105.2% on a consolidated basis, producing an underwriting loss of $236.6 million, compared to a combined ratio and underwriting profit of 99.8% and $7.3 million, respectively in 2009.

•
Interest and dividend income of $762.4 million in 2010 increased 7.0% from $712.7 million in 2009.  The year-over-year increase was primarily attributable to the larger average investment portfolio.  Interest income as reported is unadjusted for the positive tax effect of the company’s significant holdings of tax-advantaged debt securities (holdings of $4,358.9 million at December 31, 2010 compared to $4,550.2 million at December 31, 2009).

FAIRFAX FINANCIAL HOLDINGS LIMITED
 95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

•
Operating income of the insurance and reinsurance operations (excluding net gains on investments) in 2010 declined to $366.8 million from $564.3 million in 2009, principally as a result of the underwriting loss in 2010.

•	Net premiums written in 2010 increased 3.8% to $4,449.0 million compared to $4,286.1 million in 2009, primarily reflecting the acquisition of Zenith National.

•
The company held $1,540.7 million of cash, short term investments and marketable securities at the holding company level ($1,474.2 million net of short sale and derivative obligations) at December 31, 2010, compared to $1,251.6 million ($1,242.7 million net of short sale and derivative obligations) at December 31, 2009.

•
At December 31, 2010, common shareholders’ equity was $7,761.9 million, or $379.46 per basic share, compared to $7,391.8 million, or $369.80 per basic share, at December 31, 2009, an increase of 5.3% adjusted for the $10 per share common dividend paid in the first quarter of 2010.

•	On February 26, 2010, the company completed an equity offering of 563,381 subordinate voting shares for aggregate proceeds of approximately $200 million.

•	On June 22, 2010, the company completed a public offering in Canada of Cdn$275.0 principal amount of 7.25% unsecured senior notes due June 22, 2020 for net proceeds of approximately Cdn$273 million.

•
On February 1, 2010, the company issued 8 million Series E preferred shares in Canada yielding 4.75% per annum for the initial five years for aggregate net proceeds after commission and expenses of approximately Cdn$194 million.  On July 28, 2010, the company issued 10 million Series G preferred shares in Canada yielding 5% per annum for the initial five years for aggregate net proceeds after commissions and expenses of approximately Cdn$242 million.  On October 5, 2010, the company issued 12 million Series I preferred shares in Canada yielding 5% per annum for the initial five years for aggregate net proceeds after commissions and expenses of approximately Cdn$291 million.

•	On October 20, 2010, Odyssey Re redeemed its publicly held preferred shares for an aggregate cost of $70.6 million.

•	The company’s total debt to total capital ratio was 23.8% at December 31, 2010 compared to 23.0% at December 31, 2009.

•	A gain of $83.1 million on the excess of the fair value of net assets acquired over the purchase price of General Fidelity Insurance Company.

During the year, the company announced the following acquisitions:

•	On May 20, 2010, we purchased 100% of Zenith National Insurance Corp. for approximately $1.3 billion.

•	On August 17, 2010, we purchased 100% of General Fidelity Insurance Company for approximately $241 million.

•	On September 28, 2010, we purchased 41.3% of Gulf Insurance Co. for approximately $217 million.

•	On December 3, 2010, we announced the 100% purchase of Pacific Insurance Berhad of Malaysia for approximately $64 million.

•	On February 9, 2011, we purchased 100% of First Mercury Financial Corporation for approximately $294 million.

Fairfax holds significant investments in equities and equity-related securities.  In response to the significant appreciation in equity market valuations during 2009 and 2010 and uncertainty in the economy, the company continued hedging its equity investment exposure by entering into total return swaps referenced to the Russell 2000 index (at an average Russell 2000 index value of 646.5) in addition to its existing swap contracts referenced to the S&P 500 index (at an average S&P 500 index value of 1,062.52).  At December 31, 2010, these hedges represented 88.8% of the company’s equity and equity-related holdings.  The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.

There were 20.4 and 18.3 million weighted average shares outstanding during 2010 and 2009, respectively.  At December 31, 2010 there were 20,455,247 common shares effectively outstanding.

Summarized (without notes) consolidated balance sheets and statements of earnings and comprehensive income, along with segmented premium and combined ratio information, follow and form part of this news release.  Fairfax’s detailed fourth quarter report can be accessed at its website www.fairfax.ca.

As previously announced, Fairfax will hold a conference call to discuss its fourth quarter results at 8:30 a.m. Eastern time on Friday, February 18, 2011.  The call, consisting of a presentation by the company followed by a question period, may be accessed at (800) 857-9641 (Canada or U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”.  A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, March 4, 2011.  The replay may be accessed at (866) 373-1986 (Canada and U.S.) or 1 (203) 369-0262 (International).

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:   John Varnell, Chief Financial Officer, at (416) 367-4941

                 Media Contact
                 Paul Rivett, Chief Legal Officer, at (416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net income if our loss reserves (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favorable terms, if at all; loss of key employees; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with the current purported class action litigation; risks associated with our pending civil litigation; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize future income tax assets; assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries; and failures or security breaches of our computer and data processing systems. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

CONSOLIDATED BALANCE SHEETS
as at December 31, 2010 and 2009
(unaudited – US$ millions)

	2010	2009
Assets
Holding company cash, short term investments and marketable securities (including assets pledged for short sale and derivative obligations – $137.4; 2009 – $78.9)	1,540.7	1,251.6
Accounts receivable and other	1,802.3	1,805.0
Income taxes receivable	216.8	50.4
Recoverable from reinsurers (including recoverables on paid losses – $238.1; 2009 – $255.1)	3,993.8	3,818.6
	7,553.6	6,925.6
Portfolio investments
Subsidiary cash and short term investments (cost $3,513.9; 2009 – $3,230.6)	3,513.9	3,244.8
Bonds (cost $11,865.8; 2009 – $10,742.0)	11,748.2	10,918.3
Preferred stocks (cost $581.3; 2009 – $292.4)	583.9	292.8
Common stocks (cost $3,202.8; 2009 – $4,082.4)	4,131.3	4,895.0
Investments, at equity (fair value $976.9; 2009 – $604.3)	715.5	433.5
Derivatives and other invested assets (cost $403.9; 2009 – $122.5)	579.4	142.7
Assets pledged for short sale and derivative obligations (cost $725.1; 2009 – $149.2)	709.6	151.5
	21,981.8	20,078.6
Deferred premium acquisition costs	357.0	372.0
Future income taxes	514.4	318.7
Premises and equipment	197.6	168.6
Goodwill and intangible assets	949.1	438.8
Other assets	184.7	149.7
	31,738.2	28,452.0
Liabilities
Subsidiary indebtedness	2.2	12.1
Accounts payable and accrued liabilities	1,269.6	1,238.1
Income taxes payable	25.4	70.9
Short sale and derivative obligations (including at the holding company – $66.5; 2009 – $8.9)	216.9	57.2
Funds withheld payable to reinsurers	363.2	354.9
	1,877.3	1,733.2
Provision for claims	16,270.3	14,766.7
Unearned premiums	2,120.9	1,913.8
Long term debt – holding company borrowings	1,498.1	1,236.9
Long term debt – subsidiary company borrowings	917.7	891.3
Other long term obligations – holding company	311.5	173.5
	21,118.5	18,982.2
Equity
Common shareholders’ equity	7,761.9	7,391.8
Preferred stock	934.7	227.2
Shareholders’ equity attributable to shareholders of Fairfax	8,696.6	7,619.0
Non-controlling interests	45.8	117.6
Total equity	8,742.4	7,736.6
	31,738.2	28,452.0

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and twelve months ended December 31, 2010 and 2009
(unaudited – US$ millions except per share amounts)

	Fourth quarter		Year ended December 31,
	2010	2009	2010	2009
Revenue
Gross premiums written	1,260.0	1,165.7	5,362.9	5,094.0
Net premiums written	1,073.3	990.5	4,449.0	4,286.1
Net premiums earned	1,210.9	1,115.1	4,580.6	4,422.0
Interest and dividends	180.7	172.4	762.4	712.7
Net gains (losses) on investments	(683.9)	(30.3)	188.5	944.5
Excess of fair value of net assets acquired over purchase price	(0.4)	—	83.1	—
Other revenue	159.3	150.1	549.1	556.4
	866.6	1,407.3	6,163.7	6,635.6
Expenses
Losses on claims	891.8	839.2	3,409.0	3,186.9
Operating expenses	271.4	210.9	961.3	831.7
Commissions, net	178.5	182.7	707.5	701.1
Interest expense	52.9	49.3	195.4	166.3
Other expenses	151.5	142.0	538.8	544.0
	1,546.1	1,424.1	5,812.0	5,430.0
Earnings (loss) from operations before income taxes	(679.5)	(16.8)	351.7	1,205.6
Income taxes	(316.2)	(100.0)	(119.5)	214.9
Net earnings (loss)	(363.3)	83.2	471.2	990.7

Attributable to:
Shareholders of Fairfax	(364.6)	79.4	469.0	856.8
Non-controlling interests	1.3	3.8	2.2	133.9
	(363.3)	83.2	471.2	990.7

Net earnings (loss) per share	$(18.43)	$1.66	$21.41	$43.99
Net earnings (loss) per diluted share	$(18.43)	$1.65	$21.31	$43.75
Cash dividends paid per share	$—	$—	$10.00	$8.00
Shares outstanding (000) (weighted average)	20,474	20,177	20,436	18,301

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and twelve months ended December 31, 2010 and 2009
(unaudited – US$ millions)

	Fourth quarter		Year ended December 31,
	2010	2009	2010	2009
Net earnings (loss)	(363.3)	83.2	471.2	990.7
Other comprehensive income (loss), net of income taxes
Change in net unrealized gains (losses) on available for sale securities(1)	(68.8)	(22.2)	363.1	925.9
Reclassification of net realized (gains) losses to net earnings(2)	(60.2)	(81.2)	(492.9)	(47.6)
Share of other comprehensive income (loss) of investments, at equity(3)	11.1	—	14.5	8.2
Change in unrealized foreign currency translation gains (losses)(4)	66.3	39.2	122.3	213.3
Change in gains and losses on hedges of net investment in foreign subsidiary(5)	(21.3)	(11.9)	(28.2)	(25.5)
Other comprehensive income (loss), net of income taxes	(72.9)	(76.1)	(21.2)	1,074.3
Comprehensive income (loss)	(436.2)	7.1	450.0	2,065.0

Attributable to:
Shareholders of Fairfax	(437.6)	5.2	447.7	1,824.9
Non-controlling interests	1.4	1.9	2.3	240.1
	(436.2)	7.1	450.0	2,065.0
____________

(1)	Net of income tax recovery of $51.4 (2009 – $20.3) and income tax expense of $144.2 (2009 – $417.3) for the fourth quarter and year ended December 31, 2010, respectively.

(2)	Net of income tax recovery of $25.6 (2009 – $39.5) and $207.6 (2009 – $47.2) for the fourth quarter and year ended December 31, 2010, respectively.

(3)	Net of income tax expense of $2.5 (2009 – income tax recovery of $0.4) and $3.2 (2009 – nil) for the fourth quarter and year ended December 31, 2010.

(4)	Net of income tax expense of $6.3 (2009 – $6.3) and $11.2 (2009 – income tax recovery of $22.0) for the fourth quarter and year ended December 31, 2010, respectively.

(5)	Net of income tax recovery of nil (2009 – $1.2) and nil (2009 – $2.8) for the fourth quarter and year ended December 31, 2010, respectively.

SEGMENTED INFORMATION
(unaudited – US$ millions)

Net premiums written and net premiums earned by the insurance and reinsurance operations in the fourth quarter and twelve months of 2010 and 2009 were:

Net Premiums Written
	Fourth quarter		Year ended December 31,
	2010	2009	2010	2009
Insurance- Canada (Northbridge)	248.6	245.8	985.0	928.7
- U.S. (Crum & Forster and Zenith National)	260.2	172.6	919.5	716.4
- Asia (Fairfax Asia)	33.0	28.5	157.4	127.9
Reinsurance - OdysseyRe	434.7	431.0	1,853.8	1,893.8
Reinsurance and Insurance - Other	95.7	112.8	530.5	619.8
Insurance and Reinsurance Operating Companies	1,072.2	990.7	4,446.2	4,286.6

Net Premiums Earned
	Fourth quarter		Year ended December 31,
	2010	2009	2010	2009
Insurance- Canada (Northbridge)	253.6	256.4	996.6	969.2
- U.S. (Crum & Forster and Zenith National)	303.5	191.6	1,000.1	781.3
- Asia (Fairfax Asia)	42.7	32.9	155.0	116.0
Reinsurance - OdysseyRe	479.4	483.0	1,885.7	1,927.4
Reinsurance and Insurance - Other	128.3	151.2	536.0	628.1
Insurance and Reinsurance Operating Companies	1,207.5	1,115.1	4,573.4	4,422.0

Combined ratios of the insurance and reinsurance operations in the fourth quarter and twelve months of 2010 and 2009 were:

	Fourth quarter		Year ended December 31,
	2010	2009	2010	2009
Insurance- Canada (Northbridge)	111.1%	112.6%	107.3%	105.9%
- U.S. (Crum & Forster and Zenith National)	130.6%	106.9%	116.8%	104.1%
- Asia (Fairfax Asia)	90.8%	85.3%	89.3%	82.6%
Reinsurance - OdysseyRe	92.9%	96.6%	98.6%	96.7%
Reinsurance and Insurance - Other	90.0%	101.5%	107.2%	98.1%
Insurance and Reinsurance Operating Companies	105.8%	102.4%	105.2%	99.8%